

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

October 13, 2016

Via E-mail
Curt Hansen
Chief Executive Officer
CH Real Estate II, Inc.
2851 B ½ Road
Grand Junction, CO  81503

> **Re:    CH Real Estate II, Inc.**
> **Post-Effective Amendment to Form S-1**
> **Filed September 27, 2016**
> **File No. 333-179424**

Dear Mr. Hansen:

We have reviewed your post-effective amendment and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.      We note that the common shares registered on your registration statement were offered on a continuous basis pursuant to Rule 415 and that the registration statement was declared effective on January 14, 2013.  Rule 415(a)(5) provides that securities registered under Rule 415(a)(1)(ix) may be offered and sold only if not more than three years have elapsed since the initial effective date of the registration statement under which they are being offered and sold.  Therefore, the three-year period for your continuous offering ended on January 14, 2016.  Please provide us with a legal analysis of your compliance with Section 5 of the Securities Act of 1933 for offers and sales made under the registration statement during the period after which the registration statement expired.  You may file a new registration statement if you wish to continue the offering.

2.      We note that in your registration statement declared effective on January 14, 2013, you undertook to file post effective amendments in order to update your prospectus pursuant to Section 10(a)(3) of the Securities Act of 1933.  However, we note that this is your first post-effective amendment to that registration statement.  Please provide us with a legal analysis of your compliance with Sections 5 and 10(a)(3) of the Securities Act of 1933 for offers and sales made under the registration statement since October 2013.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please contact Sandra B. Hunter, Staff Attorney, at 202-551-3758 or me at 202-551-3466 with any questions.

                                        Sincerely,

                                        /s/ Coy Garrison

                                        Coy Garrison
                                        Special Counsel
                                        Office of Real Estate and
                                        Commodities


cc:     Lance Brunson
        Via E-mail